                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

         For the month of April 2004
                          ----------

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)


                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                   -              ---------

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes         No     X
                         -------         -

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          Woori Bank's Key Financial Performance Figures for FY2004 1Q

The tentative financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, are as follows.

1.  Key Earnings Figures

(Units: billions of KRW)

               Item                    FY2003 1Q          FY2002           Change
---------------------------------- ----------------- --------------- ----------------
Operating Income                         914.0            774.0            18.1%
---------------------------------- ----------------- --------------- ----------------
Operating Income                         259.0            239.8             8.0%
---------------------------------- ----------------- --------------- ----------------
Net Income                               263.8            205.1            28.6%
---------------------------------- ----------------- --------------- ----------------
Total Assets (trillions of KRW)          118.4            107.1            10.6%
---------------------------------- ----------------- --------------- ----------------

The figures above are subject to adjustments as they are interim numbers

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Woori Finance Holdings Co., Ltd.
                                         ---------------------------------------
                                         (Registrant)

       Date: April 23, 2004              By: /s/ Young Sun Kim
                                         ---------------------------------
                                         (Signature)

                                         Name:  Young Sun Kim
                                         Title: Director